# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ClearSign Technologies Corporation, CIK 0001434524
CUSIP: 185064102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8023 East 63rd Place, Suite 101, Tulsa, Oklahoma (OK), 74133
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001062993-18-003059
Filed by CIK 0001747304
Persons authorized to receive notices and communications: Robert T. Hoffman Sr., c/o clirSPV LLC, 119 Warren Avenue, 3rd Floor, Spring Lake, New Jersey (NJ), 07762, 732-282-0743

## Reporting persons
- clirSPV LLC (CIK 0001747304): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,714,544; sole dispositive power 0; shared dispositive power 1,714,544; aggregate amount beneficially owned 1,714,544 (3.3% of the class)
  Comment: (Delaware limited libility company
- GPclirSPV LLC (CIK 0001749087): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,714,544; sole dispositive power 0; shared dispositive power 1,714,544; aggregate amount beneficially owned 1,714,544 (3.3% of the class)
  Comment: (Delaware limited liability company)
- HOFFMAN Robert Thurston Sr (CIK 0001748409): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 534,483; shared voting power 1,714,544; sole dispositive power 534,483; shared dispositive power 1,714,544; aggregate amount beneficially owned 2,249,027 (4.3% of the class)
- Princeton Opportunity Management LLC (CIK 0001749086): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,714,544; sole dispositive power 0; shared dispositive power 1,714,544; aggregate amount beneficially owned 1,714,544 (3.3% of the class)
  Comment: (Delaware limited liability company)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ClearSign Technologies Corporation
Address of issuer's principal executive offices: 8023 East 63rd Place, Suite 101, Tulsa, Oklahoma (OK), 74133

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The responses to Item 3 contained in the Reporting Persons initial and subsequent filings on Schedule 13D are incorporated herein by this reference.

As previously disclosed by the Company, pursuant to a Stock Purchase Agreement, dated July 12, 2018, between the Company and clirSPV LLC, as modified from time to time, clirSPV LLC has a right to purchase unregistered shares of the Company's common stock in a number that will allow it to maintain a 19.99% percentage ownership of the outstanding common stock of the Company, par value $0.0001 per share (the "common stock"), following an offering of the Company's securities, subject to certain exceptions, on terms and conditions no different from those offered to other purchasers (the "Participation Right").

On June 24, 2024, following clirSPV LLC's notice to exercise its Participation Right, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with clirSPV LLC whereby the Company issued an aggregate of (i) 3,907,000 shares of common stock, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 786,000 shares of common stock, and (iii) redeemable warrants (the "Private Warrants," together with the Pre-Funded Warrants, the "Warrants") to purchase up to 7,039,508 shares of common stock. To purchase such equities, clirSPV LLC used funds provided by its members.

Subsequently, on June 26, 2024, the Company and clirSPV LLC entered into an Amendment to the Securities Purchase Agreement (the "Amendment") to provide for a revised allocation of the clirSPV LLC's subscription between shares of common stock and Pre-Funded Warrants in lieu thereof. Pursuant to the Amendment, the clirSPV LLC purchased: (i) 3,350,000 shares of Common Stock (the "Shares"), (ii) Pre-Funded Warrants to purchase up to 1,343,000 shares of common stock (the "Pre-Funded Warrant Shares") and (iii) Private Warrants to purchase up to 7,039,508 shares of Common Stock ("Private Warrant Shares," together with the Pre-Funded Warrant Shares, the "Warrant Shares"), for aggregate gross proceeds of approximately $4.3 million, which was paid for by clirSPV LLC by contributions made by members.

The Private Warrants will be exercisable at an exercise price of $1.05 per share and are currently exercisable and will expire 5 years from the date of issuance. Additionally, the Company may redeem the Private Warrants once they become exercisable upon 30 days' advance notice if the closing price of the common stock reported equals to or exceeds $2.275 for any 20 business days within a 30 consecutive business-day period, provided that they may only be redeemed if there is an effective registration statement covering the resale of the Private Warrant Shares. The Pre-Funded Warrants are each exercisable for one share of common stock at an exercise price of $0.0001 per share and will expire when exercised in full. The Company is prohibited from effecting an exercise of any Pre-Funded Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by clirSPV LLC and its affiliates exceeding 19.99%, at election of the holder) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder's election not to exceed 19.99%.

clirSPV LLC has given transfer instructions to VStock Transfer, LLC, the transfer agent of the Company, to transfer 8,968,313 shares of Company common stock held by it to certain of its Members excluding Manager. In addition, clirSPV LLC distributed to its members, other than Manager, Private Warrants to purchase up to 7,039,508 shares of Company common stock at $1.05 per share exercise price. clirSPV LLC has exercised Pre-Funded Warrants to purchase up to 1,343,000 shares of Company common stock at an exercise price equal to par value.

## Item 4. Purpose of Transaction
Purpose of transaction: The responses to Item 4 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The ownership percentages set forth above are based on 51,628,509 shares of Common Stock outstanding, or, in the case of Robert T. Hoffman, Sr., 51,815,009 shares outstanding (which assumes the exercise of options held by him).
Number of shares as to which each person has sole or shared power to vote or dispose:
clirSPV LLC is the record holder of 1,714,544 shares of Common Stock assuming completion of transfers currently being effected through VStock as referenced above.

Robert T. Hoffman Sr. is the Managing Member of GPclirSPV LLC, which is the Manager of clirSPV LLC. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management LLC, which has an Investment Management Agreement with clirSPV LLC and shares the power to vote the securities beneficially owned by clirSPV LLC. As such, each of GPclirSPV LLC, Robert T. Hoffman and Princeton Opportunity Management LLC may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by clirSPV LLC.

Robert T. Hoffman Sr. has (i) a self-directed retirement account that holds 110,519 shares of Common Stock of the Company, (ii) 13,153 shares of Common Stock he received for service on the Board of Directors of the Company, (iii) 224,311 shares of Common Stock that were issued pursuant to restricted stock units upon his resignation as a member of the Board of Director and (iv) options to purchase up to 186,500 shares of common stock of the Company. Robert T. Hoffman Sr. has agreed that he would not have the right to acquire any shares of Common Stock from the Company, including upon the exercise of stock options, pre-funded warrants, and redeemable purchase warrants, to the extent that such issuance, when aggregated with any other Common Stock beneficially owned by him, clirSPV LLC and their Affiliates and any other Persons (as defined in the Agreement) or entities whose beneficial ownership of Common Stock would be aggregated with clirSPV LLC's for purposes of Section 13(d) of the Exchange Act (as defined in the Agreement) (including any shares held by any "group" of which the SPV is a member), would result in a "change of control" of the Company within the meaning of Nasdaq Listing Rule 5635(b), except that such limitation will not apply in the event that the Company obtains all necessary shareholder approvals for such issuance in accordance with the Nasdaq.
Transactions in the class effected during the past sixty days: Except as described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- clirSPV LLC: Robert T. Hoffman Sr., Robert T. Hoffman Sr./Manager (02/19/2025)
- GPclirSPV LLC: Robert T. Hoffman Sr., Robert T. Hoffman Sr./Manager (02/19/2025)
- HOFFMAN Robert Thurston Sr: Robert T. Hoffman Sr., Robert T. Hoffman Sr. (02/19/2025)
- Princeton Opportunity Management LLC: Robert T. Hoffman Sr., Robert T. Hoffman Sr./Manager (02/19/2025)